FORWARD INDUSTRIES INC.
477 Rosemary Avenue, Suite 217-219
West Palm beach, Florida 33410

April 19, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Rufus Decker
Accountings Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:       Forward Industries, Inc.
Form 10-K for the Year Ended September 30, 2012
Filed December 20, 2012
Form 10-K/A for the Year Ended September 30, 2012
Filed March 7, 2013
Response dated March 25, 2013
File No. 1-34780

Dear Mr. Decker:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated April 8, 2013, from Mr. Rufus Decker to Mr. James O. McKenna of Forward Industries, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.  References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Form 10-K for the Year Ended September 30, 2012 General

1.         We note that on March 7, 2013 you filed an amendment to your Form 10-K for the fiscal year ended September 30, 2012; however, you did not include the certifications of your principal executive officer and principal financial officer required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act.  Please re-file the amendment to your Form 10-K, to include also such certifications.  Given the nature of the reasons for the amendment, paragraphs 3, 4 and 5 may be omitted from the certifications that are filed with the amendment.  For guidance, please see Question 161.01 of the Compliance and Disclosure Interpretations for Exchange Act Rules.

April 19, 2013

We respectfully acknowledge the Staff’s comment regarding the certifications of the principal executive officer and principal financial officer required by Rules 13a-14(a) and 15d-14(a) of the Exchange Act. We have re-filed the amendment to the Form 10-K to include such certifications with paragraphs 3, 4 and 5 omitted.

Product Supply, page 8

2.         We note your response to comment two in our letter dated March 1, 2013.  In addition we also note your disclosure that Forward Industries Asia-Pacific Corporation, a related party, acts as your exclusive buying agent and supplier of your products in accordance with the terms of the March 12, 2012 Buying Agency and Supply Agreement (Exhibit 10.9 to your annual report).  Please confirm that the procurement of all of your products from the Chinese suppliers, including the one supplier which accounted for approximately 54% and 58% of your OEM product purchases in fiscal years 2012 and 2011, is done by Forward Industries Asia-Pacific as your exclusive agent and supplier responsible for sourcing, manufacturing and exportation of your products in the Asia Pacific Region.  We may have additional comments following review of your response.

We respectfully acknowledge the Staff’s comment with respect to the buying agent and supplier of our products. We confirm that since March 12, 2012, the date the Company entered into the Buying Agency and Supply Agreement (the “Agency Agreement”), Forward Industries Asia-Pacific Corporation (f/k/a Seaton Global Corporation) has acted as the Company’s exclusive agent responsible for performing sourcing, quality assurance and logistical services for the Company’s products in the Asia Pacific Region. Prior to its entry into the Agency Agreement, the Company, through a dedicated wholly-owned subsidiary, conducted these activities. Under both of these arrangements, the Company, through other wholly-owned subsidiaries, purchased and continues to enter into commercial purchase transactions directly with its suppliers. The terms of the Agency Agreement provide for Forward Industries Asia Pacific Corporation to enter into commercial purchase transactions directly with the Company’s suppliers and then enter into corresponding commercial sale transactions with the Company; however, the Company and Forward Asia Pacific Corporation have not yet implemented this, although the Company anticipates doing so shortly.

Exhibit 10.9 – Buying Agency and Supply Agreement

3.         In future filings, please ensure that you identify this agreement and not Exhibit 10.8 (Memorandum of Understanding) as having portions omitted pursuant to a confidential treatment filed with the Commission.

We respectfully acknowledge the Staff’s comment with respect to Exhibits 10.8 and 10.9, the Memorandum of Understanding and the Agency Agreement, respectively.  We note that we have previously requested confidential treatment for both Exhibits 10.8 and 10.9, and in future filings will also identify the Agency Agreement as having portions omitted pursuant to a confidential treatment request filed with the Commission. The exhibit list in the current filing has been updated to reflect this correction.

April 19, 2013

Form 10-K/A for the Year Ended September 30, 2012

Directors and Executive Officers of the Company, page 1

4.         Please tell us and in future filings disclose the period(s) during which Messrs. Morgan and Wise have served as directors of the company.  Refer to Item 401(a) of Regulation S-K.

We respectfully acknowledge the Staff’s comment regarding the period of time Messrs. Morgan and Wise have served as directors of the Company.  In future filings we will disclose that Messrs. Morgan and Wise have served as directors of the Company since February 2012.

Executive Compensation, page 5

Summary Compensation Table

5.         In the “Narrative Disclosure to the Summary Compensation Table” on page 6 you disclose that for fiscal year 2011 the compensation committee determined that no performance or discretionary bonuses were earned by Messrs. Johnson and McKenna; however, your disclosure is silent with respect to the 2012 compensation.  Since McKenna appears to have received an $86,228 bonus in fiscal year 2012, supplementally please provide us with a brief narrative disclosure of compensation committee’s decision making process in granting this award.  We also note that prior to Mr. McKenna’s amendment of its employment agreement in November 8, 2012, his bonus was determined upon achievement of certain financial targets set by the compensation committee.

We respectfully acknowledge the Staff’s comment. As disclosed in the Employment Agreements section on page 8, the Compensation Committee of the Company approved an amendment to Mr. McKenna’s Employment Agreement, pursuant to which Mr. McKenna was entitled to receive a bonus in connection with his relocation from California to Florida at the Company’s request pursuant to the move of the Company’s executive offices to West Palm Beach, Florida from Santa Monica, California. As disclosed, the Amendment provided for a bonus payment to Mr. McKenna in the amount of $172,456, less applicable withholdings and deductions, all subject to the provisions provided in the amendment to the Employment Agreement, including that up to one-half of such bonus payment may be applied to reduce future bonuses due to Mr. McKenna, if any, on or prior to September 2014. Half of the $172,456, or $86,228, is reflected in the summary compensation table as earned in 2012. The other half will be reflected in the summary compensation table for future periods.

April 19, 2013

6.         Based on your footnote (4) disclosure, it appears that you have only disclosed the 160,000 option grants received by Mr. Garrett for his consulting services, which ended on February 20 12.  Considering that he also received a 140,000 option grant following his appointment as Chief Executive Officer of the Company on March 1, 2012, it appears that this later grant should have also been included in the summary compensation table pursuant to the requirements of Item 402(n)(2)(vi) of Regulation S-K.  Please advise, or otherwise supplementally provide us with a revised summary compensation table to include the 140,000 option grant, and reflect the necessary changes in your future filings.

We respectfully acknowledge the Staff’s comment with respect to the summary compensation table and confirm that the option award amount for Mr. Garrett includes the grant of 140,000 options. We have provided the table on a supplemental basis, attached hereto as Exhibit A, with a revised Footnote 4 to clarify that the grant of the 140,000 options is included. We propose to amend the summary compensation table in future filings.

Potential Payments Upon Termination or a Change in Control, page 9

7.         Refer to the tabular presentation on page 10.  Since disclosure of potential payments upon termination assumes that such terminating event has occurred on September 30, 2012, Mr. McKenna’s payment should have reflected his $225,000 salary prior to it being reduced to $210,000 pursuant to the November 8, 2012 amended employment agreement.  In addition, please confirm that as of September 30, 2012, Mr. Garrett would have received no severance payments if he were terminated without cause or if he terminated his employment for good reason (unrelated to a change in control) during the first year of his employment.  Please note that Item 402(q)(2) does not require quantitative disclosure of such payments; however, to the extent that you determine to include them in future filings, they should accurately reflect the contractual provisions of these named executive officers’ employment agreements at the fiscal year for which disclosure is being made.  Please revise your future filings accordingly.

We respectfully acknowledge the Staff’s comment regarding potential payments upon termination.  The reference to Mr. McKenna’s payment will be revised in future filings as noted.  Pursuant to Mr. Garrett’s Employment Agreement, Mr. Garrett would have received payments equal to six (6) months of his annual base salary of $250,000 (totaling $125,000), if he were terminated without cause by the Company, or if he terminated his employment for good reason (unrelated to a change in control), in each case as of September 30, 2012. In addition, Mr. Garrett would have been entitled to receive a pro rata portion of the $50,000 bonus payment for his first year (approximately $29,167 as of September 30, 2012), insurance benefits, and the immediate and full vesting of all options not yet vested. We propose to revise the potential payments in the termination table accordingly in future filings.

*  *  *

The Company acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

April 19, 2013

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to me at (561) 456-0030.

Sincerely, James O. McKenna Chief Financial Officer

EXHIBIT A

Item 11.          Executive Compensation

Summary Compensation Table

The following table sets forth certain summary information for the fiscal years ended September 30, 2012 and 2011, showing all compensation paid or earned for services rendered in all capacities for those years of service by (i) each person who served as our principal executive officer at any time during those periods, and (ii) our Chief Financial Officer, who was the only other executive officer whose total compensation exceeded $100,000 during such periods.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards (3)	All Other Compensation ($) (5)	Total ($)
Robert Garrett Jr. (1) Chief Executive Officer	2012 2011	145,833 --	38,334 --	298,330 (4) --	155,390 --	637,887 --
James O. McKenna Chief Financial Officer	2012 2011	225,000 200,000	86,228 175,000	-- 221,300	101,528 67,838	412,756 664,138

Brett M. Johnson (2) Chief Executive Officer	2012 2011	229,167 250,000	-- --	-- 434,000	261,292 23,438	490,458 707,438

(1)

Mr. Robert Garrett, Jr. has been the sole Chief Executive Officer of the Company since August 31, 2012 and served as Co-Chief Executive Officer from April 2012 through August 30, 2012. Mr. Garrett was not a principal executive officer prior to April 2012.

(2)

Mr. Brett Johnson was appointed Chief Executive Officer August 10, 2010. Effective March 1, 2012, Mr. Brett Johnson became Co-Chief Executive Officer. The Company and Mr. Johnson opted not to renew Mr. Johnson’s employment contract and his employment ended on August 31, 2012.

(3)

The amount shown under “Options Awards” represents the aggregate grant date fair value of the awards in each year shown in the Table computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718.  See Note 7 to the Financial Statements included in the Original Form 10-K for a description of the assumptions used in valuing awards of stock options and restricted stock grants.

(4)	Mr. Garrett served as a consultant to the Company pursuant to a consulting agreement as of October 1, 2011 (the “Consulting Agreement”). Under the Consulting Agreement, Mr. Garrett was awarded options to purchase up to 160,000 shares of common stock of the Company at an exercise price of $2.05, the closing fair market value on November 3, 2011, the grant date. Such options have a three year term and vest in six equal installments beginning November 15, 2011 and then on the last day of each month commencing November 30, 2011 through March 31, 2012, subject to RGJR Capital Partners LLC’s and Mr. Garrett’s continued involvement with the Company. Under the Consulting Agreement, the Company paid RGJR a monthly fee of $30,000. The Consulting Agreement terminated effected February 29, 2012. In addition, Mr. Garrett was awarded options to purchase 100,000 shares of Common Stock of the Company at an exercise price of $3, and 40,000 shares of Common Stock at an exercise price of $3.77 following his appointment of Chief Executive Officer of the Company. The determination of grant-date fair value is estimated using the Black-Scholes option-pricing model.

(5)	The following table sets forth the components of All Other Compensation except as otherwise noted.

ALL OTHER COMPENSATION
Name	Fiscal Year	Auto ($)	Company Contributions to Retirement & 401(K) Plans ($)	Housing Allowance ($)	Other ($)	Total ($)
Robert Garrett Jr.	2012	5,390	--	--	150,000(1)	155,390
James O. McKenna	2012 2011	3,653 7,778	7,875 15,060	90,000 45,000	--	101,528 67,838
Brett M. Johnson	2012 2011	709 10,067	9,043 13,371	-- --	251,540(2)	261,292 23,438

(1)	Represents amounts paid to Mr. Garrett pursuant to the Consulting Agreement prior to his appointment as Co-Chief Executive Officer.

(2)	Represents severance amounts due pursuant to Mr. Johnson’s employment agreement following the end of Mr. Johnson’s employment on August 31, 2012.

No non-equity incentive compensation was paid to any of the Named Executive Officers in Fiscal 2012 (excluding the signing bonus of $9,167 paid to Mr. Garrett), or the fiscal year ended September 30, 2011 because financial targets established by the Compensation Committee in order to earn such compensation were not achieved in any such year.

All items of “All Other Compensation” in the table in note (4) above for Mr. McKenna were paid in accordance with the terms of the Amended Employment Agreement, dated as of April 1, 2011, between the Company and Mr. McKenna.